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                               October 16, 2023

       Asher Genoot
       President
       Hut 8 Corp.
       c/o U.S. Data Mining Group, Inc.
       1221 Brickell Avenue, Suite 900
       Miami, FL 33131

                                                        Re: Hut 8 Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed September 18,
2023
                                                            Responses dated
September 18, 2023 and October 11, 2023
                                                            File No. 333-269738

       Dear Asher Genoot:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Risk Factors
       The New Hut certificate of incorporation and New Hut bylaws will include a forum selection clause..., page 36

   1. We note your response to comment 4 and reissue in part. You disclose that the Court of
                                                        Chancery of the State
of Delaware is the sole and exclusive forum for any derivative action or proceeding
brought on New Hut   s behalf, including any derivative action
                                                        asserting violations of
the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
Act or the rules and regulations thereunder. Please revise your disclosure to clarify,
if true, that the company does not intend for the exclusive forum
 Asher Genoot
Hut 8 Corp.
October 16, 2023
Page 2
         provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
         Act.
USBTC Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition, Cryptocurrency mining, page F-15

2. Please note that we are still considering your responses in your letter dated October 11,
         2023. In the meantime, we note from pages F-15 and F-44 that USBTC has determined that given the cancellation terms of the contracts, the contracts effectively provide them with the option to renew and that it determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Tell us whether Hut 8 has reached a similar conclusion.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameAsher Genoot                                 Sincerely,
Comapany NameHut 8 Corp.
                                                               Division of
Corporation Finance
October 16, 2023 Page 2                                        Office of Crypto
Assets
FirstName LastName